Sun Life Financial Inc.
Shareholders’ Report
For the period ended
June 30, 2007
Exhibit 99.3

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports record operating earnings per share of $1.03, up 17% over Q2 2006
Operating return on equity of 14.6% up 100 basis points
Toronto —July 31,2007 — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced a number of important achievements during the second quarter ended June 30, 2007, including record operating earnings of $593 million. Record fully diluted operating earnings per share (EPS) of $1.03 increased 17% over the second quarter of 2006. Operating return on equity (ROE) was 14.6% for the quarter.
“Sun Life Financial has achieved strong earnings while making significant on-going investments in distribution and customer-focused innovation,” said Donald A. Stewart, Chief Executive Officer. “This quarter, we continued to realize the benefits of our investments in distribution and new products in the U.S. and Canada. We are pleased with the success of our U.S. variable annuity strategy, which is generating positive net flows in our U.S. variable annuities business.”
Strong year-to-date sales growth for U.S. and Canadian wealth accumulation products is being driven by Sun Life’s broad distribution strength and a customer-focused lineup of wealth accumulation products, led by Income ON DemandSM in the United States and SunWise Elite Plus in Canada.
“The results in the quarter reflect our progress toward achieving our medium-term financial objectives,” said Richard P. McKenney, Chief Financial Officer. “Broad-based strength yielded solid earnings growth, and we continue to focus on effective capital deployment.”
Operating earnings exclude after-tax charges to earnings of $2 million for re-branding expenses in Canada and $1 million for the integration costs of Genworth Financial’s U.S. Employee Benefits Group. Including these charges, fully diluted EPS and ROE for the quarter were $1.02 and 14.5%, respectively.
Business highlights
During the second quarter of 2007, the Company progressed on a number of its strategic objectives and continued to deliver on its growth and distribution expansion strategies in each of its markets.
•	Sun Life Financial U.S. continued to execute on its variable annuity strategy, achieving strong results with gross U.S. variable annuity sales in the second quarter of 2007 reaching US$805 million, an increase of 96% over the second quarter of 2006. The strong second quarter 2007 sales benefited from the March launch of the Income ON DemandSM lifetime income rider and resulted in positive net variable annuity sales for the quarter. Total variable annuity account values increased to a record US$21.8 billion as of June 30, 2007 through a combination of strong sales and market gains.

•	On June 20, 2007, Sun Life Financial announced that it has determined the next generation of its financing structure to support its U.S. universal life insurance products. As a result, the Company experienced lower new business strain on sales of U.S. universal life products in the second quarter of 2007, and expects the full benefits of the new structure to be realized by year-end.

•	Sun Life Financial completed its acquisition of Genworth Financial’s U.S. Employee Benefits Group on May 31, 2007. The acquisition adds significant scale and scope to Sun Life Financial’s U.S. group business. As of June 30, 2007, Sun Life’s U.S. group insurance business in-force grew to approximately US$2 billion on the strength of organic growth and the additional in-force business contributed by the acquisition.

•	As part of its integrated brand strategy in Canada, Individual Insurance & Investments re-branded its career sales force Sun Life Financial, generating strong enthusiasm among the more than 3,400 advisors.

•	Individual segregated fund sales in Canada, including deposits from the Sun Wise Elite Plus guaranteed minimum withdrawal benefit rider, grew to $879 million in the six months ended June 30, 2007, up 16% over the same period last year.

•	Individual life insurance sales in Canada increased by 15% in the second quarter of 2007 over the same period last year on growth from both the Sun Life Financial Advisor and wholesale channels.

•	Sun Life Financial Canada Group Benefits achieved a 21.8% market share and the highest year over year growth of in-force business in the industry in 2006 according to the recently released Fraser Group Universe report. Sun Life’s Canadian group insurance business in-force grew to $6 billion in the second quarter of 2007, up 8% over the second quarter of 2006.

•	Sun Life Financial Canada’s Group Retirement Services plan members leaving their employers’ defined contribution plans for retirement or other reasons during the second quarter of 2007 entrusted $175 million of their plan assets to Sun Life, an increase of 47% over the second quarter of 2006.

•	MFS assets under management grew to US$202 billion at the end of the second quarter of 2007, including the acquisition on June 29, 2007 of six closed-end funds with total assets of US$1.0 billion.

•	MFS’s pre-tax operating profit margin ratio increased to 34% in the second quarter of 2007 from 27% in the second quarter of 2006.

•	MFS continued to achieve superior retail mutual fund performance with 87% of its U.S. mutual fund assets ranked in the top half of their Lipper Category Average over 3 years, as of June 30, 2007.
Sun Life Financial Inc. | sunlife.com     1

Shareholders’ report
•	In India, Birla Sun Life Insurance Company agency sales were up 62% in the second quarter of 2007 compared to the second quarter of 2006 as the direct sales force grew to over 60,000 advisors.

•	Sun Life Everbright Life Insurance Company was recently selected to provide group life and health benefits to the more than 13,000 employees of China Everbright Group and China Everbright Bank. Sun Life Everbright ranks among the top five foreign joint ventures in China based on group insurance premium.

•	Sun Life Everbright received preparatory approval for Shanghai, mainland China’s financial centre and a very strong operating base for Sun Life’s Chinese joint venture partner, China Everbright Group. Sales in Shanghai are expected to begin in the fourth quarter subject to final regulatory approval. Sun Life Everbright also opened two sales offices in the Jiangsu province during the second quarter of 2007, bringing the Company’s operations in China to a total of 14 cities.

•	Sun Life Financial was named to the Corporate Knights 2007 Best 50 Corporate Citizens in Canada, based on environment, social and governance indicators.
Financial highlights
•	Operating ROE increased 100 basis points to 14.6% from operating ROE of 13.6% in the second quarter of 2006. ROE of 14.5% increased 90 basis points from ROE of 13.6% in the second quarter of 2006. In the second quarter of 2006, operating ROE and ROE were both 13.6%.

•	Fully diluted operating EPS of $1.03 for the quarter increased 17% compared to fully diluted operating EPS of $0.88 in the second quarter of 2006. Fully diluted EPS of $1.02 for the quarter increased 16% compared to fully diluted EPS of $0.88 in the second quarter of 2006. In the second quarter of 2006, fully diluted operating EPS and fully diluted EPS were both $0.88.

•	Sun Life Financial increased its quarterly common share dividend to 34 cents per share, representing an increase of 13% over the past 12 months.

•	Sun Life Financial repurchased approximately 3 million common shares for $152 million during the second quarter of 2007, for a total share buyback of $275 million in the first six months of this year.

•	On May 6, 2007, Sun Life Financial completed the redemption of US$600 million principal amount of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I.

•	On May 29, 2007, Sun Life Financial completed a public offering in Canada of $400 million principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042.

•	On June 22, 2007 Sun Life Financial acquired 2,300,000 trust units of CI Financial Income Fund to maintain Sun Life Financial’s approximately 36.5% ownership interest in CI.

•	Strong growth in wealth sales drove total Annuities premiums up 27% for the six months ended June 30, 2007 over the comparable period in 2006 (excluding U.S. institutional medium-term notes). Solid sales and asset growth across the Company drove total fee income up by 9%, and total life and health premiums were also up by 5% over the same periods. Lower investment income in the six months ended June 30, 2007 compared to the same period in 2006 was primarily due to rising interest rates during the second quarter of 2007, which resulted in lower market values on held-for-trading bonds. Changes to Canadian investment accounting rules that became effective on January 1, 2007 have resulted in increased net investment income volatility arising from quarterly fluctuations in the value of held-for-trading assets. As a result of Sun Life Financial’s close duration matching of assets and liabilities, changes in the value of held-for-trading assets are largely offset by corresponding changes in the value of actuarial liabilities.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, such as operating earnings, operating EPS, operating ROE, ROE for business groups, MFS’s pre-tax operating profit margin ratios, financial performance measures prepared on a constant currency basis, Embedded Value and Value of New Business. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2007, the Sun Life Financial group of companies had total assets under management of $435 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2     Sun Life Financial Inc. | Second Quarter 2007

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2007
Dated July 31,2007
Earnings and profitability

FINANCIAL SUMMARY
Unaudited
	Quarterly results					Year to date
	Q2’07	Q1’07	Q4’06	Q3’O6	Q2’06	2007	2006

Common Shareholders’ Net Income ($ millions)	590	497	545	541	512	1,087	1,003

Operating Earnings(1) ($ millions)	593	558	545	541	512	1,151	1,005

Basic Earnings Per Common Share (EPS) ($)	1.03	0.87	0.95	0.94	0.88	1.90	1.73
Basic Operating EPS(1) ($)	1.04	0.98	0.95	0.94	0.88	2.02	1.73
Fully Diluted EPS ($)	1.02	0.86	0.94	0.93	0.88	1.88	1.71
Fully Diluted Operating EPS(1) ($)	1.03	0.96	0.94	0.93	0.88	1.99	1.71

Return on Common Equity (ROE) (%)	14.5	12.0	14.0	14.4	13.6	13.2	13.4
Operating ROE(1) (%)	14.6	13.5	14.0	14.4	13.6	14.0	13.4

Average Common Shares Outstanding (millions)	570.1	572.0	572.6	574.2	578.8	571.1	580.3
Closing Common Shares Outstanding (millions)	568.1	571.4	571.8	573.0	575.3	568.1	575.3

S&P 500 Index (daily average)	1,497	1,425	1,389	1,287	1,282	1,461	1,283
S&P 500 Index (close)	1,503	1,421	1,418	1,336	1,270	1,503	1,270

Sun Life Financial Inc.(2) reported common shareholders’ net income of $590 million for the quarter ended June 30, 2007, up $78 million from $512 million in the second quarter of 2006. The increase in common shareholders’ net income was primarily due to business growth, broad-based favourable mortality and morbidity experience, lower new business strain on U.S. universal life sales, the benefit of an internal reinsurance transaction in Sun Life Financial Canada, and the positive impact of higher interest rates and equity market performance on several of the Company’s North American businesses. These gains were partially offset by credit related allowances in Canada and lower earnings in Asia, the United Kingdom and Corporate Support.
ROE for the second quarter of 2007 was 14.5% compared with 13.6% for the second quarter of 2006. The 90 basis point increase was primarily the result of improved earnings in a number of the Company’s businesses, the repurchase of common shares and the change in value of the foreign currency translation account in the second quarter of 2007. Fully diluted EPS were $1.02,16% higher than the $0.88 reported in the prior year.
Fully diluted operating EPS, which exclude after-tax charges of $2 million for re-branding expenses in Canada and $1 million for the integration costs of Genworth Financial’s U.S. Employee Benefits Group, were $1.03 for the quarter, up 17% over fully diluted operating EPS of $0.88 in the second quarter of 2006. Operating ROE of 14.6% for the quarter was up from operating ROE of 13.6% in the second quarter of 2006.
Common shareholders’ net income of $1,087 million for the first six months of 2007 was $84 million higher than in the first half of 2006 and fully diluted EPS of $1.88 for the first half of 2007 was 10% higher than the fully diluted EPS of $1.71 in the first half of 2006.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 6 to Sun Life Financial Inc.’s second quarter 2007 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.

(1)	Operating Earnings, Basic Operating EPS, Fully Diluted Operating EPS and Operating ROE exclude after-tax charges to earnings of $2 million for re-branding expenses in Canada and $1 million for the integration costs of Genworth Financial’s U.S. Employee Benefits Group taken in the second quarter of 2007, $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust taken in the first quarter of 2007, and a $2 million after-tax charge for the integration of CMG Asia Limited and CommServe Financial Limited taken in the first quarter of 2006. See “Use of Non-GAAP Financial Measures”.

(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Sun Life Financial Inc. | sunlife.com     3

Management’s discussion and analysis
SLF CANADA

	Quarterly results					Year to date
	Q2’07	Q1’07	Q4’06	Q3’O6	Q2’06	2007	2006

Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	177	146	156	123	156	323	306
Group Benefits	69	51	60	85	65	120	102
Group Wealth(1)	34	53	41	32	43	87	90

Total	280	250	257	240	264	530	498
ROE (%)	16.1	14.3	14.3	13.3	15.0	15.2	14.4

(1)	Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $16 million, or 6%, compared to the second quarter of 2006. This increase is attributable to a $42 million gain on an internal reinsurance transaction and the impact of strong equity performance in Individual Insurance & Investments, partially offset by $18 million of credit related allowances and the non-recurrence of $19 million of increased earnings in the second quarter of 2006 related to Cl from tax rate changes in 2006.
•	Individual Insurance & Investments earnings for the second quarter of 2007 increased by 13% compared to the second quarter of 2006 including the $42 million positive impact of an internal reinsurance transaction on actuarial reserves and strong equity performance, partially offset by the credit related allowances and the non-recurrence of $19 million of increased earnings in the second quarter of 2006 related to Cl from tax rate changes in 2006.
•	Group Benefits earnings for the second quarter of 2007 increased by 6% over the second quarter of 2006 due to favourable mortality and morbidity experience, partially offset by the credit related allowances.
•	Group Wealth earnings for the second quarter of 2007 decreased by 21% from the second quarter of 2006 as a result of the non-recurrence of unusually favourable mortality experience in the second quarter of 2006 and the credit related allowances.
Six-month earnings increased by $32 million, or 6%, over the same period in 2006 due to higher Individual Insurance & Investments earnings resulting from the reinsurance transaction and higher Group Benefits earnings from changes to actuarial reserves to better reflect asset liability matching, offset by a slight decline in Group Wealth earnings.
SLF U.S.

	Quarterly results					Year to date
	Q2’07	Q1’07	Q4’06	Q3’O6	Q2’06	2007	2006

Common Shareholders’ Net Income (us$ millions)
Annuities	80	80	61	88	64	160	149
Individual Life	37	5	9	22	(4)	42	19
Employee Benefits Group(1)	25	(1)	16	11	20	24	20

Total (US$ millions)	142	84	86	121	80	226	188
Total (C$ millions)	156	98	97	136	90	254	215
ROE (%)	14.0	9.4	9.7	13.9	9.4	11.8	11.0

(1)	Employee Benefits Group formerly called Group Life & Health.
Earnings for SLF U.S. increased C$66 million or 73% compared to the second quarter of 2006. In U.S. dollars, earnings were US$142 million, US$62 million or 78% higher than in the second quarter of 2006. Earnings increased this quarter as a result of lower new business strain on U.S. universal life sales and the positive impact of higher interest rates in Individual Life, improved interest rate spreads in Annuities and improved claims experience in the Employee Benefits Group.
•	Annuities earnings increased by US$16 million compared to the second quarter of 2006 from improved interest rate spreads, the positive impact of equity market movements and earnings from US$1.8 billion of funding agreement backed medium-term notes issued in 2006.
•	Individual Life earnings increased by US$41 million compared to the second quarter of 2006 primarily due to lower new business strain on U.S. universal life sales and favourable experience, including the positive impact of higher interest rates.
•	Employee Benefits Group earnings increased by US$5 million compared to the second quarter of 2006 as the result of improved claims experience and the favourable impact of the acquisition of Genworth’s Employee Benefits Group (Genworth EBG Business), which closed on May 31, 2007.
Six-month earnings increased by US$38 million, or 20%, over the same period in 2006 due to in-force earnings growth and the favourable impact of increased earnings from lower tax jurisdictions in Individual Life, improved interest rate spreads and the positive impact of equity market movements in Annuities and improved claims experience and the favourable impact of the acquisition of the Genworth EBG Business in the Employee Benefits Group.
4     Sun Life Financial Inc. | Second Quarter 2007

Management’s discussion and analysis
The results of the Genworth EBG Business from June 1, 2007 are included in the income reported for the three and six months ended June 30, 2007. The results and assets of the Genworth EBG Business, including goodwill, are included in the SLF U.S. reportable segment in Sun Life Financial’s second quarter 2007 Interim Consolidated Financial Statements.
MFS

	Quarterly results					Year to date
	Q2’07	Q1’07	Q4’06	Q3’O6	Q2’06	2007	2006

Common Shareholders’ Net Income (us$ millions)	62	61	62	52	47	123	92
Common Shareholders’ Net Income (c$ millions)	68	72	71	58	53	140	105
Pre-tax Operating Profit Margin Ratio(3)	34%	34%	34%	30%	27%	34%	27%
Average Net Assets (us$ billions)	200	189	182	170	168	195	168
Assets Under Management (us$ billions)	202	192	187	175	168	202	168
Net Sales/(Redemptions) (us$ billions)	(0.1)	0.2	1.0	(0.1)	(0.4)	0.1	(0.7)
Market Movement (us$ billions)	9.5	4.4	11.0	6.9	(1.0)	13.9	6.5
S&P 500 Index (daily average)	1,497	1,425	1,389	1,287	1,282	1,461	1,283

Earnings for MFS increased C$15 million, or 28%, compared to the second quarter of 2006. In U.S. dollars, second quarter earnings were US$62 million, US$15 million, or 32%, higher than in the second quarter of 2006 primarily due to asset growth and higher margins (3). Average net assets of US$200 billion increased 19% compared to the second quarter of 2006.
Six-month earnings increased by US$31 million, or 34%, over the same period in 2006 primarily due to asset growth and higher margins.
Total assets under management at June 30, 2007 were US$202 billion, an increase of US$10 billion compared to March 31, 2007, driven by market appreciation of US$9.5 billion, the acquisition on June 29, 2007 of six closed-end funds with total assets of US$1.0 billion and net managed fund sales of US$0.8 billion partially offset by net retail mutual fund redemptions of US$0.9 billion during the period.
SLF ASIA

	Quarterly results					Year to date
	Q2’07	Q1’07	Q4’06	Q3’O6	Q2’06	2007	2006

Common Shareholders’ Net Income ($ millions)	17	38	33	13	31	55	55
ROE (%)	6.0	13.5	12.6	5.2	12.6	9.7	11.2

Second quarter 2007 earnings of $17 million decreased by $14 million, or 45%, from the second quarter of 2006 primarily due to the non-recurrence of unusually favourable investment results in the Philippines in the second quarter of 2006, and increased expansion expenses.
Six-month earnings were unchanged from last year, with this year’s improved asset/liability matching in Hong Kong offset by lower investment income in the Philippines.
SLF Asia sales momentum continued in the second quarter of 2007, with Canadian dollar sales up 36% over the same period in 2006. In local currency, strong demand for wealth accumulation products in the Philippines and Hong Kong drove sales up by 40% and 36%, respectively, over the second quarter 2006 sales. In China, sales grew 93% over last year’s sales. Sun Life Everbright Life Insurance Company continued its expansion with the opening of two sales offices in the Jiangsu province, bringing the operation to 14 cities. Sun Life Everbright also received preparatory approval for a branch in Shanghai. In India, agency sales increased by 62% over the same period last year as the direct sales force grew to over 60,000 advisors during the second quarter.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly results					Year to date
	Q2’07	Q1’07	Q4’06	Q3’O6	Q2’06	2007	2006

Common Shareholders’ Net Income/(loss) ($millions)
SLF U.K.	42	100	28	57	48	142	86
SLF Reinsurance	33	18	35	25	24	51	33
Corporate Support	(6)	(79)	24	12	2	(85)	11

Total	69	39	87	94	74	108	130

(3)	The Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.
Sun Life Financial Inc. | sunlife.com     5

Management’s Discussion and Analysis
Second quarter 2007 earnings decreased by $5 million compared to the second quarter of 2006 as higher earnings at SLF Reinsurance from higher premium revenue were more than offset by increased expenses in Corporate Support and lower SLF U.K. earnings compared to the second quarter of 2006 due to the non-recurrence of favourable tax adjustments on pension losses in the second quarter of 2006.
Six-month earnings decreased by $22 million, or 17%, over the same period in 2006 due to the after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and the premium paid to redeem US$600 million of 8.526% Cumulative Capital Securities taken in the first quarter of 2007, partially offset by higher earnings in SLF U.K. and SLF Reinsurance.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include premium revenue, net investment income and fee income.
Changes to Canadian investment accounting rules that became effective on January 1, 2007 have resulted in increased net investment income volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of held-for-trading assets are largely offset by corresponding changes in the value of actuarial liabilities.
Premium revenue includes annuity premiums, certain of which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.

	Quarterly results					Year to date
	Q2’07	Q1’07	Q4’06	Q3’O6	Q2’06	2007	2006

Revenues ($ millions)
SLF Canada	1,801	2,374	2,520	2,335	2,223	4,175	4,478
SLF U.S.	1,944	2,197	2,392	3,143	2,929	4,141	4,930
MFS	433	447	444	395	407	880	823
SLF Asia	182	215	297	240	259	397	485
Corporate	140	351	484	491	413	491	830

Total	4,500	5,584	6,137	6,604	6,231	10,084	11,546

Revenues of $4.5 billion earned in the second quarter of 2007 decreased by $1.7 billion from the same period in 2006 due to lower investment income of $1.1 billion as rising interest rates during the second quarter of 2007 resulted in a decrease in the fair value of held-for-trading assets, with a corresponding decrease in actuarial liabilities, as required under changes in Canadian investment accounting rules that became effective on January 1, 2007. Premiums were also lower by $727 million, mainly from the non-recurrence of US$900 million in medium-term notes issued in the second quarter of 2006.
Premium revenues of $3.2 billion in the second quarter of 2007 were $727 million less than the same quarter last year due to lower annuity premiums. Health insurance premiums rose by $108 million as SLF Canada Group Benefits and SLF U.S. Employee Benefits Group contributed an additional $29 million and $71 million, respectively, over the second quarter of 2006.
Second quarter 2007 annuity premiums of $874 million were lower by $822 million than during the same period in the prior year. Annuity premiums in SLF U.S. decreased by $871 million as the issuance of US$900 million in medium-term notes in the second quarter of 2006 was not repeated in 2007. This decline was partly moderated by SLF U.S.’s growth in fixed annuity premiums of $136 million over the second quarter of 2006.
Net investment income of $472 million in the second quarter of 2007 fell by $1,069 million from the second quarter of 2006 as rising interest rates during the second quarter of 2007 resulted in a decrease in the value of held-for-trading assets, with a corresponding decrease in actuarial liabilities, as required under changes in Canadian investment accounting rules that became effective on January 1, 2007. These declines were slightly moderated by the favourable effect of fluctuations in equity markets.
Fee income of $824 million in the second quarter of 2007 was up $65 million from the same period in the previous year due to asset management fees earned on higher average net asset levels.
Actuarial liabilities decreased $1.9 billion in the second quarter of 2007 compared to an increase of $985 million in the second quarter of 2006. The change of $2.9 billion included a reduction related to the decrease in value of held-for-trading assets. There was a further reduction of $516 million associated with the maturing of European medium-term notes. The 2006 amount also included $1 billion related to the issue of medium-term notes which did not recur in 2007.
6     Sun Life Financial Inc. | Second Quarter 2007

Management’s Discussion and Analysis
Total revenues of $10.1 billion for the six months ended June 30, 2007 decreased by $1.5 billion as compared to the same period in 2006 primarily due to lower annuity premiums and lower net investment income. Annuity premiums of $1.9 billion for the six months ended June 30, 2007 declined by $614 million from the same period a year ago as SLF U.S. issued US$900 million in medium-term notes in the second quarter of 2006, which were not repeated in 2007. This decrease was partly compensated by higher annuity premiums of $119 million in SLF Canada and growth in SLF U.S. annuities of $218 million. Net investment income for the six months ended June 30, 2007 dropped by $1.2 billion from the comparable period a year ago for the same reasons previously mentioned for the quarter. Higher life and health insurance premiums as well as higher fee income on increased average net assets somewhat diminished these decreases.
ASSETS UNDER MANAGEMENT (AUM)
AUM were $434.5 billion as at June 30, 2007 compared to $445.8 billion as at March 31, 2007, and $387.2 billion as at June 30, 2006. The decrease of $11.3 billion between March 31, 2007 and June 30, 2007 resulted primarily from:
(i)	a decrease of $24.0 billion from the stronger Canadian dollar relative to the prior period currency exchange rates, partially offset by
(ii)	positive market movements of $12.8 billion;
(iii)	an increase of $1.1 billion in mutual funds during June 2007 related to the acquisition of closed-end funds in MFS;and
(iv)	net sales of mutual, managed and segregated funds of $0.2 billion.
AUM increased $47.3 billion between June 30, 2006 and June 30, 2007. The increase related primarily to:
(i)	robust market performance generating $50.3 billion in additional value;
(ii)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules;
(iii)	net sales of mutual, managed and segregated funds of $2.1 billion; and
(iv)	an increase of $1.1 billion in mutual funds during June 2007 related to the acquisition of closed-end funds in MFS; partly reduced by
(v)	a decrease of $13.7 billion from currency fluctuations.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $116.1 billion as at June 30, 2007, compared to $110.6 billion a year earlier. An increase of $4.2 billion in general fund assets on January 1, 2007 arose from the changes to Canadian investment accounting rules. Continued business growth, primarily in SLF Canada and SLF U.S., including the acquisition of Genworth Financial Inc’s U.S. employee benefits group business at the end of May 2007, was partly reduced by the $1.9 billion unfavourable currency effect from the strengthened Canadian dollar against foreign currencies.
Total general fund assets decreased by $1.7 billion from the December 31, 2006 level of $117.8 billion. The $4.2 billion increase in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules was more than offset by the unfavourable currency impact of $5.3 billion from a stronger Canadian dollar at the end of the second quarter of 2007.
Actuarial and other policy liabilities of $83.1 billion as at June 30, 2007 rose by $6.1 billion compared to June 30, 2006 with a $7.3 billion increase on January 1, 2007 related to the change in value of held-for-trading assets, the reversal of deferred net realized gains and other fair value adjustments resulting from changes to Canadian investment accounting rules, partially diminished by the $1.3 billion unfavourable impact of currency fluctuations.
Actuarial and other policy liabilities of $83.1 billion at June 30, 2007 were up by $2.0 billion compared to December 31, 2006. This increase was primarily due to the impact of changes to Canadian investment accounting rules noted above, partially offset by the unfavourable currency effect of $3.9 billion resulting from the strengthened Canadian dollar at the end of the second quarter of 2007.
Shareholders’ equity, including Sun Life Financial Inc’s preferred share capital and accumulated other comprehensive income, was $17.3 billion as at June 30, 2007, $199 million higher than at December 31, 2006. Shareholders’ net income, before preferred share dividends of $34 million, generated $1,121 million and the issuance of Class A Non-cumulative Preferred Shares, Series 5 added $245 million, net of expenses. The adjustments to shareholders’equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007 contributed $564 million and was partially offset by $290 million in other comprehensive income due to losses on available-for-sale assets. Dividend payments on common shares of $366 million and $214 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) also diminished the increases. Currency fluctuations further reduced shareholders’ equity by $827 million.
Shareholders’ equity as at June 30, 2007, including Sun Life Financial Inc’s preferred share capital and accumulated other comprehensive income, was $708 million lower than the March 31, 2007 position of $18.0 billion. Shareholders’ net income, before preferred share dividends of $18 million, generated $608 million. The impact of changes to Canadian investment accounting rules from January 1, 2007 reduced shareholders’ equity during the second quarter by $250 million due to losses on available-for-sale assets in other comprehensive income. Dividend payments on common shares of $183 million and $142 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) also diminished shareholders’ equity. Currency fluctuations further decreased shareholders’ equity by $724 million.
As at June 30, 2007, Sun Life Financial Inc. had 568,105,192 common shares and 61,000,000 preferred shares outstanding.
Sun Life Financial Inc. | sunlife.com     7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly results		Year to date
($ millions)	Q2’07	Q2’06	2007	2006

Cash and cash equivalents, beginning of period	5,414	3,902	4,881	2,740
Cash flows provided by (used in):
Operating activities	(236)	1,232	(197)	1,390
Financing activities	(618)	(441)	(400)	258
Investing activities	(1,228)	(1,013)	(974)	(707)
Discontinued operations
Changes due to fluctuations in exchange rates	(19)	(99)	3	(100)

Increase (decrease) in cash and cash equivalents	(2,101)	(321)	(1,568)	841

Cash and cash equivalents, end of period	3,313	3,581	3,313	3,581
Short-term securities, end of period	1,265	942	1,265	942

Total cash, cash equivalents and short-term securities	4,578	4,523	4,578	4,523

Net cash, cash equivalents and short-term securities of $4.6 billion as at the end of the second quarter of 2007 increased by $55 million over the second quarter of 2006. Cash and cash equivalents decreased by $2.1 billion during the second quarter of 2007 compared to a $321 million decrease in the second quarter of 2006. Operating cash flows in the second quarter of 2006 included the issuance of US$900 million in medium-term notes. Cash used in financing activities increased by $177 million from the same period in 2006 with the US$600 million redemption of Cumulative Capital Securities partly offset by the issuance of $400 million in subordinated unsecured debentures during the second quarter of 2007. Cash used in investing activities was $215 million higher in the second quarter of 2007 than in the second quarter of 2006 primarily due to the acquisition of the Genworth EBG Business, which closed on May 31, 2007, partially offset by higher levels of net purchases of invested assets in the second quarter of 2006.
There was a decrease in cash and cash equivalents of $1.6 billion in the first six months of 2007 as compared to an $841 million increase in cash and cash equivalents in the same period of 2006. The decrease in cash from operating activities was $1.6 billion lower in the first half of 2007 than in the comparable period a year ago primarily related to the issuance of medium-term notes mentioned above. Cash used in financing activities in the first six months of 2007 increased by $658 million from the first six months of 2006 as the US$600 million Cumulative Capital Securities were redeemed during 2007. Financing activities also reflected the issuance of $650 million in senior unsecured debentures and preferred shares of $250 million in the first half of 2007 as compared to the $700 million in senior unsecured debentures and preferred shares of $250 million issued in the first half of 2006. Cash used in investing activities was higher by $267 million during the first half of 2007 than during the first half of 2006 mainly due to the acquisition of the Genworth EBG business, which closed in the second quarter of 2007, partially offset by higher levels of net purchases of invested assets in the second quarter of 2006.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2006. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
OUTLOOK
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in its fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their ongoing investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings and civil actions. As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to
8     Sun Life Financial Inc. | Second Quarter 2007

Management’s discussion and analysis
the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these various matters, management believes, based on the information currently available to it, that the ultimate resolution will not be material to Sun Life Financial’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and AIF for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, Diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain offsetting fee income and commission expenses, as a means of measuring the underlying profitability of MFS. Embedded Value and Value of New Business are used to measure overall profitability. Embedded Value and Value of New Business are based on actuarial amounts for which there are not comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, fully diluted operating EPS and operating ROE exclude an after-tax charge to earnings of $2 million for re-branding expenses in Canada and $1 million for the integration costs of Genworth Financial’s U.S. Employee Benefits Group taken in the second quarter of 2007, a $43 million and a $18 million after-tax charge to earnings related to the intangible asset write-down for the retirement of the Clarica brand and the premium paid to redeem the outstanding US$600 million principal amount of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust, respectively, taken in the first quarter of 2007, and a $2 million after-tax charge for the integration of CMG Asia Limited and CommServe Financial Limited taken in the first quarter of 2006.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. | sunlife.com     9

Interim Consolidated Financial Statements
Consolidated Statements Of Operations

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars, except for per share amounts)	2007	2006*	2007	2006*

Revenue
Premium income:
Annuities	$874	$1,696	$1,858	$2,472
Life insurance	1,469	1,482	2,981	2,946
Health insurance	861	753	1,678	1,506

	3,204	3,931	6,517	6,924

Net investment income (Note 7):
Change in fair value of held-for-trading assets	(1,480)		(1,582)
Income (loss) from derivative investments	378		279
Realized gains (losses) on sales of available-for-sale assets	29		60
Other net investment income	1,545	1,541	3,156	3,110

	472	1,541	1,913	3,110

Fee income	824	759	1,654	1,512

	4,500	6,231	10,084	11,546

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,954	1,452	3,437	2,900
Annuity payments	353	347	708	696
Death and disability benefits	672	560	1,343	1,212
Health benefits	630	560	1,240	1,134
Policyholder dividends and interest on claims and deposits	333	241	651	502

	3,942	3,160	7,379	6,444
Net transfers to segregated funds	287	181	553	479
Increase (decrease) in actuarial liabilities (Note 9)	(1,895)	985	(2,087)	756
Commissions	472	475	934	923
Operating expenses (Note 8)	788	758	1,628	1,510
Premium taxes	50	52	112	99
Interest expense	83	82	167	153

	3,727	5,693	8,686	10,364

Income before income taxes and non-controlling interests	773	538	1,398	1,182
Income taxes expense	155	7	257	142
Non-controlling interests in net income of subsidiaries	8	6	16	12

Total net income	610	525	1,125	1,028
Less: Participating policyholders’ net income	2	2	4	3

Shareholders’ net income	608	523	1,121	1,025
Less: Preferred shareholder dividends	18	11	34	22

Common shareholders’ net income	$590	$512	$1,087	$1,003

Average exchange rates:
U.S. Dollars	1.10	1.12	1.14	1.14
U.K. Pounds	2.18	2.05	2.24	2.04

Earnings per share (Note 4)
Basic	$1.03	$0.88	$1.90	$1.73
Diluted	$1.02	$0.88	$1.88	$1.71

Weighted average shares outstanding in millions (Note 4)
Basic	570	579	571	580
Diluted	573	582	574	584

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
10     Sun Life Financial Inc. | Second Quarter 2007

Interim Consolidated Financial Statements
Consolidated Balance Sheets

		As at

		June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)		2007	2006*	2006*

Assets
Bonds			$69,230	$65,861
Bonds – held-for-trading (Note 7)		$53,151
Bonds – available-for-sale (Note 7)		9,002
Mortgages and corporate loans (Note 7)		20,710	15,993	14,905
Stocks			4,899	4,502
Stocks – held-for-trading (Note 7)		4,609
Stocks – available-for-sale (Note 7)		787
Real estate		3,959	3,825	3,385
Cash, cash equivalents and short-term securities		4,578	6,239	4,523
Derivative assets (Note 7)		1,779
Policy loans and other invested assets		4,455	6,013	5,672
Other invested assets – held-for-trading (Note 7)		389
Other invested assets – available-for-sale (Note 7)		796

Invested assets		104,215	106,199	98,848
Goodwill		6,250	5,981	5,869
Intangible assets (Note 8)		743	777	779
Other assets		4,918	4,874	5,075

Total general fund assets		$116,126	$117,831	$110,571

Segregated funds net assets		$72,764	$70,789	$61,741

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 9)		$83,064	$81,036	$76,900
Amounts on deposit		3,686	3,599	3,421
Deferred net realized gains (Note 7)		275	4,152	3,826
Senior debentures		3,046	3,491	3,163
Other liabilities		6,752	6,834	5,910

Total general fund liabilities		96,823	99,112	93,220
Subordinated debt		1,836	1,456	1,447
Non-controlling interests in subsidiaries		77	79	48
Total equity		17,390	17,184	15,856

Total general fund liabilities and equity		$116,126	$117,831	$110,571

Segregated funds contract liabilities		$72,764	$70,789	$61,741

Exchange rate at balance sheet date:

	U.S. Dollars	1.07	1.17	1.12
	U.K. Pounds	2.14	2.28	2.06

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com     11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

For the six months ended
	Participating		June 30	June 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2007	2006*

Preferred Shares
Balance, beginning of period	$—	$1,250	$1,250	$712
Preferred shares issued (Note 12)	—	250	250	250
Issuance costs, net of taxes (Note 12)	—	(5)	(5)	(5)

Balance, end of period	—	1,495	1,495	957

Common Shares
Balance, beginning of period	—	7,082	7,082	7,173
Stock options exercised	—	44	44	41
Common shares purchased for cancellation (Note 5)	—	(55)	(55)	(115)

Balance, end of period	—	7,071	7,071	7,099

Contributed Surplus
Balance, beginning of period	—	72	72	66
Stock-based compensation	—	9	9	10
Stock options exercised	—	(7)	(7)	(7)

Balance, end of period	—	74	74	69

Retained Earnings
Balance, beginning of period, as previously reported	101	10,016	10,117	9,095
Adjustment for change in accounting policy (Note 2)	6	205	211	—

Balance, after change in accounting policy	107	10,221	10,328	9,095
Net income	4	1,121	1,125	1,028
Dividends on common shares	—	(366)	(366)	(319)
Dividends on preferred shares	—	(34)	(34)	(22)
Common shares purchased for cancellation (Note 5)	—	(205)	(205)	(282)

Balance, end of period	111	10,737	10,848	9,500

Accumulated Other Comprehensive Income (loss), net of taxes
Balance, beginning of period, as a result of change in accounting policy (Note 2)	(9)	(969)	(978)	(1,500)
Total other comprehensive income (loss)	(3)	(1,117)	(1,120)	(269)

Balance, end of period	(12)	(2,086)	(2,098)	(1,769)

Total retained earnings and accumulated other comprehensive income	99	8,651	8,750	7,731

Total equity	$99	$17,291	$17,390	$15,856

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$72	$72	$—
Unrealized foreign currency translation gains (losses), net of hedging activities	(12)	(2,144)	(2,156)	(1,769)
Unrealized gains (losses) on derivatives designated as cash flow hedges	—	(14)	(14)	—

Balance, end of period	$(12)	$(2,086)	$(2,098)	$(1,769)

Consolidated Statements of Comprehensive Income

For the three months ended			For the six months ended

	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2007	2006*	2007	2006*

Total net income	$610	$525	$1,125	$1,028
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	(888)	(301)	(1,002)	(269)
Unrealized foreign currency gains (losses), net investment hedges	161	—	172	—
Unrealized gains (losses) on available-for-sale assets	(208)	—	(235)	—
Reclassifications to net income for available-for-sale assets	(23)	—	(41)	—
Unrealized gains (losses) on cash flow hedging instruments	(20)	—	(11)	—
Reclassifications to net income for cash flow hedges	1	—	(3)	—

Total other comprehensive income (loss)	(977)	(301)	(1,120)	(269)

Total comprehensive income (loss)	(367)	224	5	759

Less: Participating policyholders’ net income	2	2	4	3
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(3)	(2)	(3)	(2)

Shareholders’ comprehensive income (loss)	$(366)	$224	$4	$758

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
12     Sun Life Financial Inc. | Second Quarter 2007

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2007	2006*	2007	2006*

Cash Flows Provided by (Used in) Operating Activities
Total net income	$610	$525	$1,125	$1,028
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	(1,837)	967	(1,955)	731
Unrealized (gains) losses on held-for-trading assets	1,228		1,502
Amortization of deferred gains and unrealized gains on investments	(29)	(183)	(56)	(360)
Accrued expenses and taxes	80	(13)	(205)	(219)
Investment income due and accrued	47	89	(12)	(2)
Other items not affecting cash	(183)	(145)	(336)	228
Realized (gains) losses on held-for-trading and available-for-sale assets	(143)		(239)
New mutual fund business acquisition costs capitalized	(15)	(16)	(34)	(32)
Redemption fees of mutual funds	6	8	13	16

Net cash provided by (used in) operating activities	(236)	1,232	(197)	1,390

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	23	15	26	11
Issuance of senior debentures (Note 12)	—	—	250	700
Redemption of partnership capital securities (Note 12)	(692)	—	(692)	—
Issuance of subordinated debt (Note 12)	398	—	398	—
Issuance of preferred shares (Note 12)	—	—	250	250
Payments to underwriters (Note 12)	—	—	(9)	(8)
Issuance of common shares on exercise of stock options	6	6	37	34
Common shares purchased for cancellation (Note 5)	(152)	(291)	(260)	(397)
Dividends paid on common shares	(183)	(160)	(366)	(301)
Dividends paid on preferred shares	(18)	(11)	(34)	(31)

Net cash provided by (used in) financing activities	(618)	(441)	(400)	258

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	7,411	9,165	14,082	17,626
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(8,144)	(10,491)	(14,323)	(19,744)
Policy loans	(6)	(25)	(18)	(37)
Short-term securities	256	342	13	1,432
Cash cost of acquisition (Note 3)	(725)	—	(725)	—
Cash and cash equivalents acquired on acquisition (Note 3)	141	—	141	—
Other investments	(161)	(4)	(144)	16

Net cash provided by (used in) investing activities	(1,228)	(1,013)	(974)	(707)

Changes due to fluctuations in exchange rates	(19)	(99)	3	(100)

Increase (decrease) in cash and cash equivalents	(2,101)	(321)	(1,568)	841
Cash and cash equivalents, beginning of period	5,414	3,902	4,881	2,740

Cash and cash equivalents, end of period	3,313	3,581	3,313	3,581
Short-term securities, end of period	1,265	942	1,265	942

Cash, cash equivalents and short-term securities, end of period	$4,578	$4,523	$4,578	$4,523

Supplementary Information
Cash and cash equivalents:
Cash			$505	$453
Cash equivalents			2,808	3,128

			$3,313	$3,581

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$95	$143	$106	$148

Income taxes, net of refunds	$155	$152	$388	$358

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2007	2006	2007	2006

Additions to Segregated Funds
Deposits:
Annuities	$2,326	$1,755	$4,855	$3,723
Life insurance	211	358	1,047	519

	2,537	2,113	5,902	4,242
Net transfers from general funds	287	181	553	479
Net realized and unrealized gains (losses)	1,496	(1,924)	2,655	578
Other investment income	680	531	993	748

	5,000	901	10,103	6,047

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	2,217	1,868	4,545	3,977
Management fees	199	181	411	360
Taxes and other expenses	59	23	106	63
Effect of changes in currency exchange rates	2,712	1,069	3,066	890

	5,187	3,141	8,128	5,290

Net additions (reductions) to segregated funds for the period	(187)	(2,240)	1,975	757
Segregated funds net assets, beginning of period	72,951	63,981	70,789	60,984

Segregated funds net assets, end of period	$72,764	$61,741	$72,764	$61,741

Consolidated Statements of Segregated Funds Net Assets

	As at

	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2007	2006	2006

Assets
Segregated and mutual fund units	$58,441	$56,528	$49,384
Stocks	8,129	8,317	7,100
Bonds	5,953	5,823	5,025
Cash, cash equivalents and short-term securities	696	584	965
Real estate	258	215	196
Mortgages	40	42	42
Other assets	1,131	721	1,516

	74,648	72,230	64,228

Liabilities	1,884	1,441	2,487

Net assets attributable to segregated funds policyholders	$72,764	$70,789	$61,741

Investments held within segregated funds are not impacted by the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. | Second Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2006 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in Accounting Policies
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME
A) SUMMARY OF THE NEW STANDARDS:
On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Under the new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale and all financial liabilities, other than actuarial liabilities, are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Available-for-sale financial assets are measured at fair value with changes in unrealized gains and losses recognized in other comprehensive income (OCI).
All derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and the adjustment to the carrying value of the hedged item attributable to the hedged risk is also recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the change in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a self-sustaining foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.
The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives are recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company is also required to present a new statement of comprehensive income and its components, as well as the components of accumulated OCI, in its consolidated financial statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.
CICA Handbook Section 4211, Life Insurance Enterprises — Specific Items, replaced CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 are only applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments are required to follow the accounting requirements in the new Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211, are not deferred and amortized into income but are recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This includes gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held within segregated funds continue to follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed and therefore, prior period financial statements have not been restated.
Sun Life Financial Inc. | sunlife.com 15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
B) IMPACT OF ADOPTION:
Deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets occurring on or after January 1, 2007, are reported in investment income in 2007.
Corporate loans with a carrying value of $4,931 that were previously included with bonds on the consolidated balance sheets were classified as loans and were reported with mortgages on January 1, 2007, because they do not meet the definition of a debt security. These loans, as well as mortgage loans, continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and non-life insurance business.
The Company chose a transition date of January 1, 2003 for embedded derivatives and therefore, is only required to account separately for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The Company did not identify any embedded derivatives that required bifurcation on January 1, 2007.
Accumulated OCI and comprehensive income have been included in the 2007 interim consolidated financial statements. The Company reclassified the December 31, 2006 currency translation account balance of $(1,337) included as a separate component of equity in 2006, to OCI on January 1, 2007.
The Canadian government has recently announced its intention to align the current Canadian tax rules with the new financial reporting standards. However, detailed tax rules were not available at the time of finalizing these interim consolidated financial statements and therefore the Company is unable to reliably estimate the impact of the tax rule changes on retained earnings. In the opening balance sheet, the Company has assumed that the future level of taxes paid by the Company will be consistent with the recent past, and as a result, there was no impact on retained earnings from this source.
Investments supporting actuarial liabilities
On January 1, 2007, the Company designated bonds, stocks, and other invested assets supporting actuarial liabilities with a carrying value of $58,565 and fair value of $62,017 as held-for-trading. On January 1, 2007, derivatives supporting actuarial liabilities that are not classified as hedges for accounting purposes, with a fair value of $843 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings on January 1, 2007. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets recorded to income and the amount recorded to retained earnings on transition. The Company also designated bonds and stocks with a carrying value of $209 and a fair value of $207 as available-for-sale. These assets were designated as such in order to match the measurement of the liabilities they are supporting. The Company also designated other invested assets with a carrying value of $178 as available-for-sale. These assets are investments in limited partnerships and are recorded at cost because these assets are not traded in an active market.
On January 1, 2007, deferred net realized gains of $3,317 relating to assets supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings were offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007.
Investments not supporting actuarial liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10,544 and a fair value of $10,906 as available-for-sale. The difference between the fair value and carrying value of these assets, net of the related tax expense, was recorded to opening OCI as of January 1, 2007. Because changes in fair value of these assets are recorded to OCI, these assets only impact net income when they are sold or other than temporarily impaired, and the gain or loss, and the related tax expense, recorded in accumulated OCI is reclassified to net income. The Company also designated other invested assets with a carrying value of $574 as available-for-sale. These assets are investments in segregated and mutual funds, which are recorded at fair value, and investments in limited partnerships which are recorded at cost. The Company also designated bonds, and other invested assets not supporting actuarial liabilities with a carrying value of $187 and a fair value of $185 as held-for-trading. Changes in fair value of these assets were recorded to income in 2007. These assets are primarily investments held by non-insurance subsidiaries of the Company.
On January 1, 2007, derivatives not supporting actuarial liabilities with a fair value of $279 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings. For derivatives designated as accounting hedges, the effective portion of the difference between the carrying value and fair value of the derivatives was recorded to opening OCI. An adjustment to retained earnings was also recorded related to the hedged item in a fair value hedging relationship.
Changes in fair value of assets designated as held-for-trading and derivatives not designated as accounting hedges and not supporting actuarial liabilities impacted net income in 2007.
Deferred net realized gains of $580 related to assets not supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings on January 1, 2007.
16    Sun Life Financial Inc. | Second Quarter 2007

Condensed notes to the interim consolidated financial statements (unaudited)
The increases (decreases) to opening retained earnings and opening OCI, recorded on January 1, 2007, are summarized below.
Summary of impact on retained earnings and OCI

Opening retained earnings
Increase due to recording held-for-trading assets at fair value	$3,450
Increase due to recording derivatives at fair value, net of adjustments relating to fair value hedges	252
Reversal of deferred net realized gains and other fair value adjustments	3,886
Increase (decrease) due to change in actuarial liabilities and other policy liabilities	(7,303)
Increase (decrease) due to income taxes	(74)

Total increase in opening retained earnings, January 1, 2007	$211

$205 of the above increase was allocated to shareholders and $6 was allocated to participating policyholders in the interim consolidated statements of equity and other comprehensive income.

Opening OCI

Increase due to recording available-for-sale assets at fair value, net of adjustments for fair value hedges of available-for-sale assets	$443
Increase due to cash flow and net investment hedge accounting	66
Increase (decrease) due to income taxes	(150)

Total increase in opening OCI	$359

Reclassification of currency translation account to OCI	$(1,337)

Opening OCI, January 1, 2007	$(978)

C) ACCOUNTING POLICIES IMPACTED:
As a result of adopting the new Handbook Sections, the following accounting policies were revised from the policies described in the 2006 annual consolidated financial statements:
Bonds: Bonds are designated as either held-for-trading or available-for-sale. Purchases and sales of bonds are recognized or derecognized on the interim consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the bond.
Held-for-Trading:
Held-for-trading bonds are recorded on the interim consolidated balance sheets at fair value, with changes in fair value recorded to the changes in fair value of held-for-trading assets in the interim consolidated statements of operations. Income earned on held-for-trading bonds is recorded as other net investment income.
Available-for-Sale:
Available-for-sale bonds are recorded at fair value with changes in the fair value of these bonds recorded to unrealized gains and losses in OCI. Realized gains and losses on the sale of available-for-sale debt securities are reclassified from accumulated OCI and recorded as realized gains (losses) on the interim consolidated statements of operations. Interest income earned is recorded to other net investment income. Transaction costs related to the purchase of these bonds are recorded as part of the carrying value of the bond at the date of purchase.
Available-for-sale bonds are tested for impairment at least on a quarterly basis. When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to other net investment income. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI, and tested for further impairment quarterly. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal.
Mortgages and corporate loans: Loans previously reported as bonds that do not meet the definition of a debt security are now classified as corporate loans. These loans are reported along with mortgage loans on the interim consolidated balance sheets. Mortgages and corporate loans are accounted for at amortized cost using the effective interest method. Realized gains and losses on the sale of mortgages and corporate loans as well as interest income earned, are recorded in other net investment income on the interim consolidated statements of operations. Transaction costs related to the purchase of mortgages and corporate loans are recorded as part of the carrying value of the mortgage or corporate loan at the date of purchase. The conditions and accounting for impairment on mortgages and corporate loans are determined as described in the 2006 annual consolidated financial statements for bonds and mortgages.
Stocks: Stocks are designated as either held-for-trading or available-for-sale. Equity investment transactions are recognized or derecognized on the interim consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the stock.
Held-for-Trading:
Held-for-trading stocks are recorded on the interim consolidated balance sheets at fair value, with changes in fair value recorded to the changes in fair value of held-for-trading assets in the interim consolidated statements of operations. Dividends received are recorded as other net investment income.
Available-for-Sale:
Most available-for-sale stocks are recorded on the interim consolidated balance sheets at their fair values with changes in the fair value of these stocks recorded to unrealized gains and losses in OCI. Realized gains and losses on the sale of available-for-sale stocks are reclassified
Sun Life Financial Inc. | sunlife.com     17

Condensed Notes to the interim consolidated financial statements (unaudited)
from accumulated OCI and recorded as realized gains and losses on the interim consolidated statements of operations. Dividends received are recorded to other net investment income. Transaction costs related to the purchase of these stocks are recorded as part of the carrying value of the stock at the date of purchase.
Available-for-sale stocks are tested for impairment at least on a quarterly basis. The accounting for other-than-temporarily impaired stocks is the same as described previously for bonds. Objective evidence of impairment for stocks include a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover.
Derivative Financial Instruments: All derivative instruments are recorded at their fair values on the interim consolidated balance sheets. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities and included with other liabilities. The accounting for the change in the fair value of these derivatives depends whether the derivative is designated as a hedge for accounting purposes or is not designated as such. Derivatives designated as hedges for accounting purposes are documented at inception and effectiveness is assessed on a quarterly basis. The accounting for derivatives not designated as hedges for accounting purposes and the various types of accounting hedges are described in the following section.
Derivatives Not Designated as Accounting Hedges (Derivative Investments):
Derivative investments are recorded on the interim consolidated balance sheets at fair value with changes in fair value recorded to income from derivative investments in the interim consolidated statements of operations. Income earned on these derivatives, such as interest income, is also recorded to income from derivative investments.
Fair Value Hedges:
Certain cross currency interest rate swaps and equity forwards are designated as hedges of the foreign currency or equity exposures associated with available-for-sale assets. The hedging derivatives are recorded on the interim consolidated balance sheets at fair value, with changes in fair value of the derivatives recorded to other net investment income. The change in fair value of these available-for-sale assets related to the hedged risk is recorded in other net investment income. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are also recorded to other net investment income.
Cash Flow Hedges:
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. The forwards are recorded on the interim consolidated balance sheets at fair value with changes in fair value based on spot price changes recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the interim consolidated statements of operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.
Net Investment Hedges:
The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes.
Other Invested Assets: Other invested assets included as policy loans and other invested assets on the interim consolidated balance sheets includes investments accounted for by the equity method, leases and joint ventures. The accounting for these items is unchanged except for investments accounted for by the equity method, which now include the investors’ proportionate share of changes in the investees’ OCI.
Held-for-Trading:
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These are reported on the interim consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the interim consolidated statements of operations.
Available-for-Sale:
Other invested assets designated as available-for-sale includes investments in limited partnerships. These investments are accounted for at cost and distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also includes investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
Short-term securities: Short-term securities have a maturity exceeding three months but less than one year and are designated as held-for-trading. Interest income earned on these assets is recorded in other net investment income in the interim consolidated statements of operations.
Senior Debentures and Subordinated Debt: Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method. The Company has not designated any non-derivative financial liabilities as held-for-trading.
DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING THE VARIABLE INTEREST ENTITY STANDARDS:
On January 1, 2007, the Company adopted Emerging Issues Committee (EIC) 163, Determining the Variability to be Considered in Applying Accounting Guideline 15, Variable Interest Entities (AcG-15). EIC-163 provides additional clarification on the nature of the variability to be
18     Sun Life Financial Inc.  |  Second Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
considered in applying AcG-15 based on an assessment of the design of the entity. These amendments did not have an impact on the interim consolidated financial statements.
3. Acquisitions
On May 31, 2007, the Company completed the acquisition of the U.S. group benefits business of Genworth Financial, Inc. (Genworth EBG Business) for $725, after receiving all the required regulatory approvals. The transaction was financed with existing capital. Genworth EBG Business’s results are included in the income reported for the three and six months ended June 30, 2007 from June 1, 2007. Genworth EBG Business’s results and assets, including goodwill, are included in the SLF U.S. reportable segment in these interim consolidated financial statements.
The acquired business complements the Company’s existing U.S. group business platform and increases the Company’s market share across its U.S. group lines of business. The acquisition increases the Company’s access to markets, broadens its product and service offerings and strengthens its distribution platform. The identification and valuation of the intangible assets acquired is currently in process. In addition, amendments to the consideration paid may be required as the determination of the net tangible assets acquired is also subject to final adjustments. As a result, the goodwill arising from the acquisition of Genworth EBG Business is subject to adjustment later in 2007 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.
The transaction is summarized below:

2007
Genworth EBG
Business

Percentage of shares acquired	100%
Invested assets acquired	$986
Other assets acquired	69

1,055

Actuarial liabilities and other policy liabilities acquired	663
Amounts on deposit acquired	51
Other liabilities acquired	54

768

Net balance sheet assets acquired	$287

Consideration:
Transaction and other related costs	$16
Cash cost of acquisition	709

Total consideration	$725

Goodwill and intangible assets on acquisition(1)	$438

Cash and cash equivalents acquired	$141

(1)	The amount reported as goodwill and intangible assets in this note has been included as goodwill on the June 30, 2007 interim consolidated balance sheet.
On June 22, 2007, Sun Life Financial Inc. purchased approximately two million additional trust units of Cl Financial Income Fund in order to maintain its existing combined interest of 36.5% in Cl Financial Income Fund and Canadian International LP (Cl Financial). Sun Life Financial Inc.’s interest in Cl Financial had recently decreased slightly as a result of Cl Financial’s purchase of Rockwater Capital Corporation.
4. Earnings Per Share
Details of the calculation of the common shareholders’ net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Common shareholders’ net income	$590	$512	$1,087	$1,003
Less: Effect of stock options of subsidiaries(1)	5	2	10	5

Common shareholders’ net income on a diluted basis	$585	$510	$1,077	$998

Weighted average number of shares outstanding for basic earnings per share (in millions)	570	579	571	580
Add: Adjustments relating to the dilutive impact of stock options(2)	3	3	3	4

Weighted average number of shares outstanding on a diluted basis (in millions)	573	582	574	584

(1)	A subsidiary of Sun Life Financial Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of Sun Life Financial Inc. are included in the adjustment relating to the dilutive impact of stock options.
Sun Life Financial Inc.  |  sunlife.com     19

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
5. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2007, Sun Life Financial Inc. announced the renewal of its normal course issuer bid to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2007, to January 11, 2008. In 2006, Sun Life Financial Inc. announced a similar normal course issuer bid that covered the period from January 12, 2006, to January 11, 2007. In the first two quarters of 2007, Sun Life Financial Inc. purchased under these plans approximately 5 million of its common shares at an average price of $50.93 per share for a total amount of $260. Approximately 3 million common shares were purchased during the current quarter at an average price of $50.52 per share for a total amount of $152. As at June 30, 2007, an additional $15 of its common shares were purchased but not settled or cancelled.
6. Segmented Information
The Company has five reportable segments: SLF Canada, SLF U.S., MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and six months ended June 30, 2007, consists of interest of $37 and $75, respectively, ($69 and $138, respectively, in 2006) and fee income of $21 and $41, respectively ($13 and $27, respectively, in 2006).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for Corporate for the six months ended June 30, 2007 include the $43 write-down of intangible assets described in Note 8.

Results by segment for the three months ended June 30, 2007
						Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$1,801	$1,944	$433	$182	$198	$(58)	$4,500
Total net income	$282	$156	$68	$17	$87	$—	$610

Results by segment for the three months ended June 30, 2006
						Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$2,223	$2,929	$407	$259	$495	$(82)	$6,231
Total net income	$265	$91	$53	$31	$85	$—	$525

Results and assets by segment for the six months ended June 30, 2007
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$4,175	$4,141	$880	$397	$607	$(116)	$10,084
Total net income	$534	$254	$140	$55	$142	$—	$1,125

ASSETS
General fund assets	$54,585	$41,404	$904	$5,502	$15,013	$(1,282)	$116,126
Segregated funds net assets	$36,077	$27,393	$—	$1,479	$7,815	$—	$72,764

Results and assets by segment for the six months ended June 30, 2006
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

Revenue	$4,478	$4,930	$823	$485	$995	$(165)	$11,546
Total net income	$501	$215	$105	$55	$152	$—	$1,028

ASSETS
General fund assets	$51,387	$40,781	$821	$4,812	$14,611	$(1,841)	$110,571
Segregated funds net assets	$29,575	$24,148	$—	$856	$7,162	$—	$61,741

7. Financial Investments and Related Net Investment Income
A) BONDS
The fair value of publicly traded bonds is determined using quoted market bid prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and the expected maturities of the securities. The valuation techniques used are primarily based on observable market prices or rates. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these bonds would result in significantly different fair values.
20     Sun Life Financial Inc.  |  Second Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Held-for-trading and available-for-sale bonds are reported at fair value on the balance sheet. Therefore, the carrying value of these bonds is equal to their fair value. The change in fair value of bonds designated as held-for-trading recorded to net investment income for the three and six months ended June 30, 2007 was $(1,660) and $(1,845), respectively.
B) STOCKS
The fair value of publicly traded stocks is determined using quoted market bid prices.
Held-for-trading stocks are reported at fair value on the balance sheet. Therefore, the carrying value of held-for-trading stocks is equal to their fair value. Most available-for-sale stocks are reported at fair value on the balance sheet. For these stocks, the carrying value is equal to their fair value. Stocks that do not have a quoted market price on an active market are reported at cost and are not material to these interim consolidated financial statements. The change in fair value of stocks designated as held-for-trading recorded to net investment income for the three and six months ended June 30, 2007 was $150 and $214, respectively.
C) OTHER INVESTED ASSETS
Other invested assets classified as held-for-trading includes the Company’s investment in segregated funds and mutual funds. Fair value of investments in segregated and mutual funds is determined using quoted market prices. The change in fair value of other invested assets designated as held-for-trading recorded to net investment income for the three and six months ended June 30, 2007 was $34 and $53, respectively.
D) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment, however, the impairment loss has not been recognized in net income because it is considered temporary. Financial assets designated as held-for-trading have been excluded from the following table since changes in fair value of these assets are recorded to income. Available-for-sale bonds and stocks have generally been identified as temporarily impaired if their amortized cost as at June 30, 2007 was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of bond investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	June 30, 2007

	Fair value	Unrealized losses

Available-for-sale bonds	$6,697	$203
Available-for-sale stocks	66	3

Total temporarily impaired financial assets	$6,763	$206

The Company also had available-for-sale limited partnerships and equities accounted for at cost with a carrying value of $188 and a fair value of $161 that were temporarily impaired as at June 30, 2007.
E) DEFERRED NET REALIZED GAINS
Deferred net realized gains relating to bonds, mortgages, stocks and derivatives were credited to opening retained earnings on January 1, 2007, as described in Note 2. Gains and losses on sales of these assets are no longer deferred and amortized into income. The December 31, 2006 deferred net realized gains of $255 relating to sales of real estate assets remained on the balance sheet on January 1, 2007. Gains and losses on sales of real estate assets will continue to be deferred and amortized into income.
F) OTHER NET INVESTMENT INCOME
Other net investment income has the following components:

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
	2007	2006	2007	2006

Interest income:
Bonds		$962		$1,894
Held-for-trading bonds	$788		$1,597
Available-for-sale bonds	135		274
Mortgages and corporate loans	320	226	651	452
Policy loans	53	49	106	98
Cash, cash equivalents and short-term securities	54	41	123	82

Interest income	1,350	1,278	2,751	2,526
Dividends from stocks		19		35
Dividends on held-for-trading stocks	16		46
Dividends on available-for-sale stocks	6		14
Real estate income (net)	74	67	147	130
Amortization of deferred net realized and unrealized gains and losses	29	182	56	359
Derivative realized and unrealized gains and losses		(44)		(32)
Foreign exchange gain (loss)	12	(14)	7	(17)
Other income(1)	80	77	181	155
Investment expenses and taxes	(22)	(24)	(46)	(46)

Total other net investment income	$1,545	$1,541	$3,156	$3,110

(1)	Includes write-downs of available-for-sale financial assets due to other-than-temporary impairment of $4 and $11 for the three and six months ended June 30, 2007, respectively.
Sun Life Financial Inc. | sunlife.com     21

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
G) DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The Company’s derivative instruments include swaps, options, financial futures and forward contracts and are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.
The Company has the following amounts outstanding as at June 30, 2007:

	Fair value		Total Notional
	Positive(1)	Negative	Amount

Derivative investments(2)	$1,231	$(285)	$35,375
Fair value hedges	162	(2)	2,513
Cash flow hedges	4	—	68
Net investment hedges	382	—	2,950

Total derivatives	$1,779	$(287)	$40,906

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2008, 2009 and 2010. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The Company expects to reclassify $(1) from accumulated OCI to net income within the next twelve months.
Income from derivative investments on the interim consolidated statements of operations for the three and six months ended June 30, 2007, includes changes in fair value of derivatives of $374 and $269, respectively, interest income of $5 and $11, respectively, and other income (expense) of $(1) and $(1), respectively.
Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices. In limited circumstances, valuation assumptions not based on observable market data may be used. The Company does not believe that using alternative assumptions in the valuation techniques for these derivatives would result in significantly different fair values.
8. Intangible Assets
On March 26, 2007, the Company announced that it is retiring the Clarica brand as part of its integrated brand strategy in Canada. The write-down of the brand name of $52 was recorded to operating expenses in the first quarter ($43, net of the related taxes of $9). The brand name was previously included in intangible assets on the consolidated balance sheets.
9. Actuarial Liabilities and Other Policy Liabilities
A) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities for the three and six months ended June 30, 2007, and June 30, 2006, are as follows:

	For the three months ended		For the six months ended

	June 30 2007	June 30 2006	June 30 2007	June 30 2006

Actuarial liabilities, beginning of period, before change in accounting policy	$85,851	$75,707	$79,286	$75,777
Adjustment for change in accounting policy (Note 2)	—	—	7,187	—

Actuarial liabilities, beginning of period, after change in accounting policy	85,851	75,707	86,473	75,777

Change in liabilities on in-force business	(2,537)	(505)	(3,703)	(1,526)
Liabilities arising from new policies	642	1,490	1,616	2,282

Increase (decrease) in actuarial liabilities(1)	(1,895)	985	(2,087)	756

Actuarial liabilities before the following:	83,956	76,692	84,386	76,533
Acquisition (Note 3)	543	—	543	—
Effect of changes in currency exchange rates	(3,340)	(1,442)	(3,770)	(1,283)

Actuarial liabilities,June 30	81,159	75,250	81,159	75,250
Add: Other policy liabilities	1,905	1,650	1,905	1,650

Actuarial liabilities and other policy liabilities, June 30	$83,064	$76,900	$83,064	$76,900

(1)	The change in fair value of held-for-trading assets caused by the change in interest rates is offset by the change in actuarial liabilities.
22     Sun Life Financial Inc. | Second Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
B) COMPOSITION OF ACTUARIAL LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following as at June 30,2007:

	Canada	United States	Asia	Corporate(1)	Total

Individual participating life	$14,022	$5,230	$2,692	$3,715	$25,659
Individual non-participating life	2,531	7,412	257	473	10,673
Group life	1,293	233	11	4	1,541
Individual annuities	9,382	12,475	—	4,318	26,175
Group annuities	5,888	4,596	325	—	10,809
Health insurance	5,263	940	—	99	6,302

Total actuarial liabilities	38,379	30,886	3,285	8,609	81,159
Add: Other policy liabilities(2)	520	672	68	645	1,905

Actuarial liabilities and other policy liabilities	$38,899	$31,558	$3,353	$9,254	$83,064

(1)	Primarily business from the U.K., reinsurance and run-off reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following table shows the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other as at June 30, 2007:

	Bonds		Stocks
					Mortgages and
	Held-for-	Available-	Held-for-	Available-	Corporate
	Trading	for-sale	Trading	for-sale	Loans	Real Estate	Other	Total

Individual participating life	$14,014	$—	$3,886	$12	$4,488	$2,730	$3,867	$28,997
Individual non-participating life	6,795	203	680	2	2,554	148	2,431	12,813
Group life	1,043	—	3	—	1,061	18	102	2,227
Individual annuities	20,003	60	19	—	6,115	—	1,203	27,400
Group annuities	6,932	—	20	5	2,930	128	947	10,962
Health insurance	4,333	—	1	—	2,713	32	304	7,383
Equity and other	31	8,739	—	768	849	903	15,054	26,344

Total assets	$53,151	$9,002	$4,609	$787	$20,710	$3,959	$23,908	$116,126

10. Income Taxes Included in OCI
Other comprehensive income included on the interim consolidated statements of equity and comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income for the three and six months ended June 30, 2007:

	For the three months ended	For the six months ended

	June 30, 2007	June 30, 2007

Unrealized foreign currency gains and losses on net investment hedges	$1	$6
Unrealized gains and losses on available-for-sale assets	30	38
Reclassifications to net income for available-for-sale assets	8	18
Unrealized gains and losses on cash flow hedging instruments	(18)	(15)
Reclassifications to net income for cash flow hedges	—	2

Total income taxes benefit (expense) included in OCI	$21	$49

11. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the six months ended

	June 30 2007	June 30 2006	June 30 2007	June 30 2006

Pension benefit cost	$14	$6	$23	$15
Other post-retirement benefit cost (income)	$(1)	$7	$(8)	$13

12. Significant Capital Transactions
On May 29, 2007, Sun Life Financial Inc. issued $400 principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042. The proceeds will be used for general corporate purposes, including investments in subsidiaries. These debentures bear interest at a fixed rate of 5.40% per annum payable semi-annually until May 29, 2037, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on May 29, 2042. Sun Life Financial Inc. may redeem the debentures
Sun Life Financial Inc. | sunlife.com 23

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
at the greater of par or the Canada yield price prior to May 29, 2037 and at par on or after May 29, 2037, together with the unpaid and accrued interest. The debentures are direct unsecured subordinated obligations of Sun Life Financial Inc. and rank equally with all other subordinated unsecured indebtedness of Sun Life Financial Inc. This subordinated debt qualifies as capital for Canadian regulatory purposes.
On May 6, 2007, the Company redeemed the outstanding U.S.$600 principal amount of the 8.526% partnership capital securities, in connection with the redemption of the 8.526% cumulative capital securities. These partnership capital securities were included as senior debentures on the interim consolidated balance sheets. The redemption premiums of $18 (net of taxes of $12) were recorded in the first quarter.
On February 26, 2007, Sun Life Financial Inc. issued an additional $250 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of Sun Life Financial Inc. and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.
On February 2, 2007, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Underwriting commissions of $5 (net of taxes of $4) were deducted from preferred shares in the interim consolidated statements of equity and comprehensive income. Subject to regulatory approval, on or after March 31, 2012, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
13. Related Party Transactions
Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from Cl Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three and six months ended June 30, 2007 of $35 and $76, respectively, ($34 and $70, respectively, in 2006) are included in fee income in the interim consolidated statements of operations.
14. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these legal and regulatory proceedings, management believes, based on the information currently available to it, that the ultimate resolution of these matters will not be material to Sun Life Financial Inc.’s consolidated financial position or results of operations. Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with U.K. regulators with respect to these policies, certain pension policies and other matters.
15. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $332, which is the carrying amount of these assets.
16. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted in 2007.
24     Sun Life Financial Inc. | Second Quarter 2007

MAJOR OFFICES
The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. — 6:30 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159, Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8200
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

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CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and
institutional investors requiring information,
please contact:
Paul Petrelli
Assistant Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
     1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at
www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The HongKong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig City 1605
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806—1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please
contact the Transfer Agent in the country
where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2007 Dividend dates
Common shares

Record dates	Payment dates

February 21	April 2
May 23	July 3
August 22	October 1
November 21*	January 2

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the US may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 — SLF.PR.A
Series 2 — SLF.PR.B
Series 3 — SLF.PR.C
Series 4 — SLF.PR.D
Series 5 — SLF.PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of June 30, 2007, there were 568,105,192 outstanding common shares, which are the only voting securities.